UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

City of Buenos Aires, May 10, 2023

Messrs.

BUENOS AIRES STOCK EXCHANGE

Messrs.

NATIONAL SECURITIES COMMISSION

Issuers Division

Dear Sirs:

In compliance with the provisions of section 63 of the Listing Regulations of Bolsas y Mercados Argentinos S.A., I hereby inform you that at this Company’s Board of Directors meeting held today, the following documents were approved: Condensed Interim Financial Statements, Statement of Financial Position, Statement of Comprehensive Income (Loss), Statement of Changes in Equity, Statement of Cash Flows, Notes to the Financial Statements and Informative Summary, relating to the three-month interim period ended March 31, 2023.

The results of the period (stated in millions of Argentine pesos) are as follows:

Loss for the period
Attributable to the shareholders of the Company	Loss	(9,962)

Other comprehensive income for the period
Attributable to the shareholders of the Company	0

Total comprehensive loss for the period
Attributable to the shareholders of the Company	Loss	(9,962)

The detail of Equity (stated in millions of Argentine pesos) is as follows:

Detail of Equity
Share Capital - Nominal Value (1)	906
Share Capital - Adjustment to Capital (2)	135,381
Additional paid-in capital	1,827
Acquisition cost of the Company's own shares	(10,924)
Statutory Reserve	9,233
Discretionary Reserve	89,419
Other Comprehensive Loss	(989)
Retained Earnings	(81,839)
Total attributable to the owners of the Company	143,014
Total Equity	143,014

(1)	Includes 31 relating to treasury shares.
(2)	Includes 2,843 relating to treasury shares.

The detail of the Company’s Share Capital is as follows:

Class of shares	Number of shares	% on Share Capital	Main shareholder
A	462,292,111	51%	Empresa de Energía del Cono Sur S.A., domiciled at Maipú 1252, 12th Floor, of the City of Buenos Aires
B	442,566,330(3) (4)	48.8%
C	1,596,659(5)	0.17%	Banco de la Nación Argentina, in its capacity as trustee of the Company Employee Stock Ownership Program

_________________________________

(3)	The class “B” shares are currently listed on the New York Stock Exchange (through American Depositary Shares –“ADSs”) and on Bolsas y Mercados Argentinos S.A. (stock exchange).
(4)	Includes 242,999,553 shares held by the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad) (ANSES-FGS Law 26,425) and 30,994,291 treasury shares.
(5)	CNV authorized the conversion and transfer of the authorization of public offering of 355,945 class C shares in class B.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Yours sincerely,

_________________

Empresa Distribuidora y Comercializadora Norte S.A.

Silvana Esther Coria

Officer in charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 11, 2023